EXHIBIT 99.1

Precision Drilling Corporation Announces Satisfaction of Competition Act Condition for the Combination With Trinidad Drilling Ltd. and Provides Operational Update

This news release contains "forward-looking information and statements" within the meaning of applicable securities laws. For important information with respect to such forward-looking information and statements and the further assumptions and risks to which they are subject, see the "Cautionary Statement Regarding Forward-Looking Information and Statements" later in this news release.

CALGARY, Alberta, Nov. 19, 2018 (GLOBE NEWSWIRE) -- Precision Drilling Corporation (“Precision” or “the Company”) (TSX:PD; NYSE:PDS) today announced that the waiting period under the Competition Act (Canada) expired on November 16, 2018 in relation to the combination with Trinidad Drilling Ltd. (“Trinidad”) (TSX:TDG). At Precision’s election, the expiration of the waiting period now satisfies the required Competition Act condition under the arrangement agreement between Precision and Trinidad.

Precision’s President and CEO Kevin Neveu stated: “Successful termination of the waiting periods for both Canadian and U.S. competition acts marks a significant milestone in the regulatory review process for the Precision-Trinidad combination. We remain committed to the Trinidad Board supported acquisition of Trinidad and have had a positive response from both Precision and Trinidad shareholders to our proposed combination. The Precision and Trinidad teams are excited about the potential value the combined company will create for shareholders going forward.”

“We understand the timing of the Ensign cash bid for Trinidad has been opportunistically accelerated as markets have experienced recent volatility. The Trinidad Board stands by its recommendation to shareholders to reject the inadequate Ensign cash offer and support the Precision-Trinidad combination in order to realize the benefit of the transaction synergies and participate in the long-term upside in the combined company.”

“We are firm on our offer and will not increase our bid despite recent market volatility. We stand behind the agreed pro forma ownership split of 29% of Precision shares to the Trinidad shareholders and believe the Precision-Trinidad combination represents a significant value creation opportunity for Trinidad shareholders as outlined in our joint circular,” concluded Mr. Neveu.

As disclosed in our joint circular, the benefits of a combination with Precision are significant and include:

  Long-term value creation opportunity through continued equity ownership
  Sizeable and immediate cost synergies ($52 million annualized)
  Significant cash flow generation potential
  Creates a unique industry-leading, high-performance land driller
  Third-largest U.S. land driller
  Expanded international growth opportunities
  Leader in land drilling technology with future growth opportunities
  Shared values create strong strategic fit
  Increased size and trading liquidity
  Strong balance sheet and credit profile

Operational Update

In the U.S., Precision has 82 active rigs, up two rigs from the date of our Q3/18 conference call as demand for the most technically capable and operationally efficient rigs remains strong. The Company has signed seven additional term contracts since that time with several other contracts pending and expected to be signed in the coming weeks.

In Canada, Precision’s activity has remained largely stable since our Q3/18 conference call with 54 rigs currently active. Quarter-to-date activity has tracked in line with Q4/17 despite recent market uncertainty.

Precision’s international operations remain stable with eight rigs currently active and an additional Kuwait new build rig deployment on track for mid-2019.

Voting Your Proxy

Your vote is important. Precision encourages shareholders to read the meeting materials in detail. Proxy or voting instructions from Precision shareholders must be received by no later than 10:30 a.m. (Calgary time) on December 7, 2018.

If you have any questions or require more information to vote your Precision shares, please contact Evolution Proxy, Inc. proxy solicitation agent for Precision at 1-844-226-3222 or 1-416-855-0238 outside of North America, or via email at info@evolutionproxy.com.

CAUTIONARY STATEMENT REGARDING FORWARD-LOOKING INFORMATION AND STATEMENTS

Certain statements contained in this news release, including statements that contain words such as “could”, “should”, “can”, “anticipate”, “estimate”, “intend”, “plan”, “expect”, “believe”, “will”, “may”, “continue”, “project”, “potential” and similar expressions and statements relating to matters that are not historical facts constitute “forward-looking information” within the meaning of applicable Canadian securities legislation and “forward-looking statements” within the meaning of the “safe harbor” provisions of the United States Private Securities Litigation Reform Act of 1995 (collectively, “forward-looking information and statements”).

In particular, forward-looking information and statements include, but are not limited to, the following:

  expected cost synergies arising from the combination;
  timing to realize expected synergies;
  expectations regarding the entering into of contracts with respect to U.S. operations and the timing thereof;
  the number of rigs under contract in Q1/19;
  expectations regarding activity levels in Canada for the remainder of 2018;
  the deployment of the Kuwait new build rig and the timing thereof;
  the anticipated benefits of the combination transaction;
  expectation that the combination transaction will create near-term and long-term value for shareholders of Precision and Trinidad achieved through the share exchange structure;
  expected free cash flow generation potential of the combination transaction;
  expectations regarding Trinidad's and Precision's ability to carry out expansion and growth plans;
  the increased size and trading liquidity of the securities of Precision following the completion of the combination (“Post-Arrangement Precision”); and
  the expectation that the combination transaction will improve Post-Arrangement Precision’s balance sheet and credit profile.

These forward-looking information and statements are based on certain assumptions and analysis made by Precision in light of our experience and our perception of historical trends, current conditions, expected future developments and other factors we believe are appropriate under the circumstances. These include, among other things:

  the timely receipt of required regulatory and Court approvals;
  the satisfaction of other closing conditions in all material respects and on a timely basis in accordance with the terms of the arrangement agreement between Precision and Trinidad;
  Precision's anticipated financial performance;
  the success of Trinidad's and Precision's operations;
  the successful negotiation of contracts with respect to U.S. operations;
  prevailing commodity prices and exchange rates;
  future operating costs of Trinidad's and Precision's assets;
  the market for Post-Arrangement Precision’s rigs;
  prevailing regulatory, tax and environmental laws and regulations;
  stock market volatility and market valuations;
  that there will be no significant events occurring outside of the normal course of business of Trinidad or Precision, as applicable;
  the fluctuation in oil prices may pressure customers into reducing or limiting their drilling budgets;
  the status of current negotiations with our customers and vendors;
  customer focus on safety performance;
  existing term contracts are neither renewed nor terminated prematurely;
  our ability to deliver rigs to customers on a timely basis; and
  the general stability of the economic and political environments in the jurisdictions where we operate.

Undue reliance should not be placed on forward-looking information and statements. Whether actual results, performance or achievements will conform to our expectations and predictions is subject to a number of known and unknown risks and uncertainties which could cause actual results to differ materially from our expectations. Such risks and uncertainties include, but are not limited to:

  failure to complete the transaction in all material respects in accordance with the arrangement agreement between Precision and Trinidad or at all;
  unforeseen delays in completing this transaction;
  unforeseen difficulties or delays in integrating the assets of Trinidad into Precision's operations;
  volatility in the price and demand for oil and natural gas;
  fluctuations in the demand for contract drilling, well servicing and ancillary oilfield services;
  our customers’ inability to obtain adequate credit or financing to support their drilling and production activity;
  changes in drilling and well servicing technology which could reduce demand for certain rigs or put us at a competitive disadvantage;
  shortages, delays and interruptions in the delivery of equipment supplies and other key inputs;
  the effects of seasonal and weather conditions on operations and facilities;
  the availability of qualified personnel and management;
  a decline in our safety performance which could result in lower demand for our services;
  changes in environmental laws and regulations such as increased regulation of hydraulic fracturing or restrictions on the burning of fossil fuels and greenhouse gas emissions, which could have an adverse impact on the demand for oil and gas;
  terrorism, social, civil and political unrest in the foreign jurisdictions where we operate;
  fluctuations in foreign exchange, interest rates and tax rates; and
  other unforeseen conditions which could impact the use of services supplied by Precision and Precision’s ability to respond to such conditions.

Readers are cautioned that the forgoing list of risk factors is not exhaustive. Additional information on these and other factors that could affect our business, operations or financial results or those of Post-Arrangement Precision or that could affect completion of the proposed combination of Precision and Trinidad are included in reports on file with applicable securities regulatory authorities, including but not limited to Precision’s Annual Information Form for the year ended December 31, 2017 and the joint management information circular of Precision and Trinidad dated November 5, 2018, which may be accessed on Precision’s SEDAR profile at www.sedar.com or under Precision’s EDGAR profile at www.sec.gov. The forward-looking information and statements contained in this news release are made as of the date hereof and Precision undertakes no obligation to update publicly or revise any forward-looking statements or information, whether as a result of new information, future events or otherwise, except as required by law.

About Precision

Precision is a leading provider of safe and High Performance, High Value services to the oil and gas industry. Precision provides customers with access to an extensive fleet of contract drilling rigs, directional drilling services, well service and snubbing rigs, camps, rental equipment, and wastewater treatment units backed by a comprehensive mix of technical support services and skilled, experienced personnel.

Precision is headquartered in Calgary, Alberta, Canada. Precision is listed on the Toronto Stock Exchange under the trading symbol “PD” and on the New York Stock Exchange under the trading symbol “PDS”.

For further information, please contact:

Carey Ford, CFA
Senior Vice President and Chief Financial Officer
713.435.6111

Ashley Connolly, CFA
Manager, Investor Relations
403.716.4725

Precision Drilling Corporation
800, 525 - 8th Avenue S.W.
Calgary, Alberta, Canada T2P 1G1
Website: www.precisiondrilling.com